Golden State Bancorp

Summary Annual Report 2001


CAL FED


HUMBOLDT
ELKO
WASHOE
CHURCHILL
NEVADA
PLACER
CARSON
LYON
SONOMA
NAPA
SACRAMENTO
SAN JOAQUIN
MARIN
CONTRA COSTA
ALAMEDA
STANISLAUS
SAN MATEO
SANTA CLARA
MERCED
MADERA
SANTA CRUZ
FRESNO
CLARK
MONTEREY
KINGS
TULARE
KERN
SAN LUIS OBISPO
SAN BERNARDINO
SANTA BARBARA
LOS ANGELES
VENTURA
ORANGE
RIVERSIDE
SAN DIEGO
1 Branch
2-3 Branches
4 or more Branches

California Federal Bank Branches in California and Nevada

Retail Banking Division	2001 California	Nevada	Total
Branches	339	17	**356**
ATMs	485	18	**503**
Retail deposits (at period-end, in billions)	$ 21.4	$ 1.0	**$ 22.4**
Market share	4.45%	4.72%	**4.46%**
Branch transactions (average per month)	4,451,133	201,872	**4,653,005**
ATM transactions (average per month)	2,973,146	140,828	**3,113,974**
Point of sale transactions (average per month)	1,358,703	64,316	**1,423,019**
Products per household (average)	3.02	2.91	**3.01**
Sales per sales full-time equivalent (average)	2.07	1.50	**2.05**

Golden State Bancorp

- Publicly traded holding company (NYSE:GSB)
- $56 billion in assets
- San Francisco-based

Golden State Holdings

- Wholly owned by Golden State Bancorp
- Holds all common and preferred stock of California Federal Bank

California Federal Bank

- $56 billion in assets
- $25 billion in deposits
- $42 billion in total loans outstanding
- 8,728 employees, bank and subsidiaries
- San Francisco-based

Commercial Real Estate Lending Division

- $8.6 billion in multifamily and commercial real estate loans serviced
- $6.5 billion in funded loans outstanding
  - 68% ARMS, 69% multifamily
  - $640,000 average loan balance
  - 90% in California and Nevada
- $1.7 billion in 2001 originations
  - 71% fixed, 79% multifamily
  - $2.0 million average loan size
  - 84% in California and Nevada
- 6 production offices—San Francisco, Los Angeles, Sacramento, San Diego, Phoenix and Dallas

Commercial Banking Division

- $1,043 million in loan fundings
- 6 regional commercial banking offices—Central Valley, Glendale, Sherman Oaks, Orange County/San Diego, Los Angeles/South Bay, San Francisco/Bay Area
- 1 Commercial Dealer Corporate Services Office
- 16 Business Banking Officers
- 6 Cash Management Specialists
- 6 SBA Officers

First Nationwide Mortgage

- **Ninth-largest mortgage servicer in U.S.**
  - 997,276 mortgage loans serviced
  - $112 billion of outstanding balances serviced
  - $113,000 average mortgage loan balance
  - $47 average cost to service each mortgage
- **Among 20 largest mortgage originators in U.S.**
  - Originated $25.5 billion in mortgage loans
  - 27% of total in adjustable-rate mortgages (ARMs)
  - 13% of total originated through retail channels
  - $186,000 average new mortgage balance
  - Originating loans in 42 states and District of Columbia
- 1,919 employees
- Frederick, Maryland-based

Cal Fed Investments

- $1.2 billion in sales
- 45% in fixed annuities, 29% in mutual funds, 18% in variable annuities, 8% in insurance and other securities
- $63 million in total revenue
- 1,082 licensed salespeople (more than any other California bank)
- 210 employees
- Sacramento-based

Auto One Acceptance Corporation*

- $1.9 billion outstanding balance of loans serviced
- Purchased $1.2 billion in auto loans from auto dealers in 2001
- 161,286 loans serviced
- $11,869 average loan balance for loans serviced
- 10.90% average credit-adjusted yield on loans
- Qualified to acquire loans in 47 states
- 637 employees
- Dallas-based

* Portfolio includes prime and subprime loans

Simplified company organization chart. Numbers as of year-end 2001 or for full-year 2001.

Success in 2001

In a challenging year, Golden State Bancorp achieved all of its financial goals. Despite unprecedented volatility in interest rates and a national recession, the company grew its earnings and capital and improved the profitability of its core franchise. From the fourth quarter of 2000 to the fourth quarter of 2001, Golden State Bancorp grew its tangible book value 32 percent and improved its quarterly return on assets by 17 basis points while maintaining an 18 percent return on equity. In addition, excellent credit quality was maintained throughout the year. The continued strength and steady growth of the company and its operating units attests to the balanced franchise that has been created.


$13.41
1998
1999
2000
2001
Tangible Book Value
Per Diluted Share


$2.85
1999
2000
2001
Earnings
Per Diluted Share


494%
1998
1999
2000
2001
Allowance as a Percentage of
Non-performing Loans


Steady Growth
Continued Strength

To Our Shareholders

We are pleased to report to you on the financial progress of Golden State Bancorp for 2001. In a challenging year, our company achieved record capital levels and solid earnings growth, and maintained exceptional credit quality. We believe that in 2001, we proved our ability to make financial progress throughout the economic cycle. In a year of national and regional recessions and unprecedented interest-rate volatility, Golden State Bancorp increased its tangible capital by 32 percent, grew earnings 18 percent and improved our non-performing assets to total assets ratio to 22 basis points. Our businesses have demonstrated operational balance as well as financial strength. When interest rates rose in 1999 and 2000, our margin was compressed, but our mortgage business created supplemental earnings. Conversely last year, with rates declining, an expanded margin allowed earnings to grow despite a challenging mortgage servicing environment resulting from record levels of mortgage refinancing activity. Overall, Golden State Bancorp is well positioned to face the economic uncertainties ahead.

Proven Financial Track Record

At the time we became a public company in 1998, a top commitment to our shareholders was to build our capital position. We have delivered on that promise. From the end of 1998 to the end of 2001, tangible book value per diluted share at Golden State Bancorp nearly tripled from $4.72 to $13.41 per share. As a result of our capital accumulation, we repaid $350 million of holding company debt in August of last year. We also have made progress on our capital ratios. In 1999, we made it an internal goal to reach a 4 percent capital leverage ratio at the holding company, measured as if we were regulated as a bank holding company. (There are no holding company capital requirements for a thrift holding company.) Our plans called for achieving that ratio this year. We reached a 3.97 percent level at the end of 2001, and we have exceeded 4 percent at the time of the writing of this letter.

We are convinced that a critical factor to our financial success has been the credit culture at Golden State Bancorp. Credit quality has consistently improved at our company. And, despite first the regional and then the national recession, credit has stabilized at exceptionally low levels of problem loans over the past several quarters. Our reserve position – an integral part of our credit culture – is very strong, and loan loss reserve coverage is three to four times that of our peers. While we do expect problem loans to rise marginally as a lagging effect of the recession, we are very comfortable with our credit quality, underwriting standards and reserve position.

Commitment to Customers

The theme of this year's annual report is our commitment to our customers. We recognize that our financial track record is the result of the value that our employees bring to our customers. In the pages that follow, you will hear from many of our most senior managers about what serving their customers means to them. It is this commitment and their leadership that will allow each and every one of us at Golden State Bancorp to add value for our shareholders. By differentiating ourselves in our markets based on customer service, we have the ability to increase sales and revenue and grow our earnings and our capital.



Gerald J. Ford



Carl B. Webb

ecuri

Despite the challenges of the world around us, Golden State Bancorp provides investors the security of strong credit and growing capital, and provides customers the security and financial advice they need.

We have chosen to compete in our marketplace based on a message and, more importantly, delivery of service quality. In 1998, we set out to build a premier retail bank in California and Nevada capable of going head-to-head with any and all competition. We brought in talented people, designed products, changed operating systems and adopted a straightforward retail strategy.

We needed to develop brand awareness to get people in the door. We spent a significant amount of time and money promoting the Cal Fed brand in California and Nevada. And, we have been successful. Unaided brand awareness increased from 9 to 15 percent last year alone. A brand, however, is not just an advertising campaign. No amount of advertising can establish a firm's reputation in the minds of its customers. Our message is that Cal Fed places its customers first, and we have spent a tremendous amount of time ensuring that all of our employees do just that. That attitude is behind the "Five-Star" customer service programs we have implemented, and, most importantly, it is behind each and every interaction we have with our customers.

Combining Service and Sales

For service quality to fall to the bottom line, we must know how to sell our products. In 1998, our salespeople were selling less than one profitable product per day. By 2001, we increased sales-per-salesperson to 2.4 per day, more than triple the 1998 level. Just like any good sales organization, we accomplished this through prioritization, sales training, measurement and incentives. All of our salespeople are on an incentive-based compensation system, and we track sales by employee and by branch on a daily basis.

When we first focused on transforming Cal Fed into a sales-oriented organization, the statistic we chose to measure ourselves by was our cross-sell ratio — the number of profitable products sold per Cal Fed household. In our 1998 annual report, we committed to our shareholders to reach a cross-sell ratio of 3.0 by the end of 2001. We are pleased to say that we delivered on that promise, reaching a cross-sell ratio of 3.01 in December 2001.

Perhaps the greatest success of our retail franchise is our ability to grow checking account balances. In 2001, checking account balances grew 10 percent, allowing Cal Fed to gain market share. Since 1998, over a three-year period, our annual average growth in checking accounts has been 8 percent. Growth in checking accounts not only improves our net interest margin, checking accounts are the best product to cross-sell from and add tremendously to the value of our retail delivery network.

We believe that Golden State Bancorp is a company that delivers on its commitments to its customers, its employees and its shareholders. We believe that our track record proves that. But, this is just the beginning. As Bob Trujillo, the leader of our retail branch system, says in his statement on his commitment to customer service, "We are better today than we were yesterday, and tomorrow we'll be better still."

Gerald J. Ford
Chairman and Chief Executive Officer,
March 29, 2002

Carl B. Webb
President and Chief Operating Officer,
March 29, 2002

Knowledge



Scott A. Kisting
Group Executive Vice President and President of Retail and Commercial Banking
San Francisco, California



Walter C. Klein, Jr.
Group Executive Vice President and President of First Nationwide Mortgage Corporation
Frederick, Maryland



Robert R. Trujillo
Executive Vice President of Retail Branches
Glendale, California



Kenneth C. Coopman
Executive Vice President of Commercial Banking
Glendale, California



Peter K. Thomsen
Executive Vice President of Retail Banking
San Francisco, California



Michael R. Walker
Executive Vice President of Commercial Real Estate
San Francisco, California



Deborah C. Bernot
Executive Vice President and President of Cal Fed Investments
Sacramento, California



Elvis J. Schmiedekamp
Senior Vice President of Customer Service and Consumer Lending
West Sacramento, California



Daniel D. Leonard
Executive Vice President, President and Chief Operating Officer of Auto One Acceptance Corporation
Dallas, Texas

The steady growth of Golden State Bancorp over the past several years is largely due to the experience, guidance and commitment of the senior executives of Cal Fed and its subsidiaries. On the next few pages, some of these executives describe the importance of their commitment to service.


Our … motivatio

Serving
Enabling
Growing
Partnering
Innovating
Building
Investing
Sustaining
Excelling

At Cal Fed we are committed to our customers. Our attitude is that we must never forget the importance of placing our customers first each and every day. We recognize that without our customers, there is no need for us. That attitude is behind the five-star programs we have implemented, and, most importantly, must be behind each and every interaction we have with our customers.

Here is what serving customers means to us...



SERVING

Scott A. Kisting

Group Executive Vice President and President of Retail and Commercial Banking

"As I see it, our success in the marketplace is a direct result of the positive, energized sales and service culture we've been able to create throughout the organization over the last few years. We've made service quality important for our people and helped them understand why it's important."

"We are a combination of different companies, all with different cultures and approaches to sales and service. We realized several years ago that the best way to build something better than where any of us came from was around service. It makes employees proud to know they work for a company that provides exceptional service. Once you accomplish that, that's what you sell. That's what you become known for.

"We want to wow customers. We want to make people say, 'This isn't what I'm used to at a bank.' And after three years, we're seeing signs that it's working. We are becoming known for that kind of service. Ninety percent of our customers would recommend us to a friend, but fewer than 80 percent of the customers of some of our large competitors would recommend their banks. Among the customer households who consider us their primary bank, we have a seven percent attrition rate, while the attrition rates of our competitors are two to three times that.

"We saw the value of merging sales and service, not just focusing on one or the other. When you build relationships, you're not just selling products. You don't just take orders. You're partnering with people to help them succeed financially. You focus on that, and sales follow. And it's the best kind of sales, because you know the products you've sold are doing something for the customer. You know that customer will most likely be back. You have a relationship. We set out to create a really exceptional service standard, and it's becoming our point of differentiation."

Cal Fed senior executives visit branches frequently, greeting customers and employees, and reinforcing the importance of building relationships. Raphael Henderson (left), retail branch regional director, and Scott Kisting visit a Los Angeles branch.



ENABLING



"Customer service can be a breakthrough strategy in mortgage banking. Our industry has tended to treat our products and our customers like commodities. At First Nationwide Mortgage, we are out to change mortgage customers' entire experience."

Walter C. (Terry) Klein, Jr.

Group Executive Vice President and President of First Nationwide Mortgage Corporation

"We have a heartfelt commitment to delivering five-star service and we're doing everything in our power to get there. With five refinance booms deluging our industry in recent years – while we've been building our company – it's been a challenge to deliver the high-quality service that we expect of ourselves. Every person here at First Nationwide Mortgage – especially the ones on the frontlines – is committed to improving the customer experience.

"While we've delivered on our goals and run our business cost-effectively and profitably, it's still not enough – not for us, nor for our customers. I'm terribly proud of our employees for having worked as hard as they possibly can. I know that with these people, we will get there."

First Nationwide Mortgage is the ninth-largest mortgage loan servicer in the U. S., servicing approximately one million mortgage loans. It's among the 20 largest mortgage loan originators in the country, originating $25.5 billion in mortgage loans nationwide in 2001. The Frederick, Maryland-based company is a subsidiary of Cal Fed Bank, offering adjustable and fixed-rate mortgage loans through a variety of channels.



Terry Klein, pictured with customer relations representative Gayle Sweeney at the mortgage loan servicing center in Great Falls, Montana, regularly discusses service standards and accomplishments with employees.



GROWING

Robert R. Trujillo

Executive Vice President of Retail Branches



ABOVE: Attorney David Lister (left), a long-time customer, meets with Cal Fed branch manager Scott Crisp (center) and Bob Trujillo in Glendale, California.

"The Five-Star initiative – our program to improve service – is not about procedures; it's about the customer. We're encouraging our employees to take ownership for each and every relationship – from a service perspective and from the sales side. It can be as simple as recognizing customers and calling them by name. It can be as obvious as listening.

"We can pick up a lot of information from a customer in terms of their needs, their future, what their expectations are. And we have products and services that can either meet or exceed all of those expectations. We are building this company on service, and that service starts with the employee and the customer.

"We've found that by sharing best practices – between managers and employees, employees and other employees, and managers and other managers – there's a wealth of knowledge and experience to tap into.

"The five-star process never ends. We are better today than we were yesterday, and tomorrow we'll be better still. And in the end, the beneficiary of all this is the customer."

"'Middle-market' companies need reliability, focus, attention and quick responses from their banks. That is the foundation on which we are building our business. Banking relationships are really critical for these businesses, and it's a major decision for a company to change its banking relationship. Often it is event-driven. We had been calling on Reliable Wholesale Lumber for three years before they decided to leave their existing bank because they wanted a more complete financing arrangement. They are a 30-year-old company, and they wanted a more flexible banking relationship. We were able to do that, give them the attention they wanted, and the quick responses they needed."

With more than $1.1 billion in new loans in the last three years, Cal Fed's commercial banking division is charging forward to fulfill Cal Fed's stated goal to become more "bank-like." The division offers loans, deposit products and cash management products for middle market customers (with sales of $150 million to $200 million), small businesses, and auto dealers.



BELOW: Impressed by Ken Coopman's team of attentive commercial bankers, Jerry Higman (left), president of Reliable Wholesale Lumber, Inc., moved Reliable's accounts to Cal Fed from the company's bank of 25 years.

Kenneth C. Coopman

Executive Vice President of Commercial Banking



"Ideally, our customers are not even aware of our behind-the-scenes operations, because our services and products are delivered promptly and flawlessly. That's why our operations and support employees focus on constantly improving the processes that are most important to customers.

"Last year, a group of our employees noticed that funds wired overnight from the Federal Reserve Bank had been arriving later than usual on several consecutive nights. If left unchecked, the delay could have meant that 35,000 customers would have missed their direct deposits until the following day. On their own, the employees developed a short-term solution that involved coming to work at 2:30 in the morning for several days in a row until a permanent solution could be implemented.

"Another group came up with a way to ensure near-perfect ATM availability, by projecting cash needs on a machine-by-machine basis. They took the initiative to devise and implement their plan, knowing how important it is for our customers to be able to get cash when they need it. We hear stories like this throughout the year.

"Though our customers aren't even aware of these things, our employees know how vitally important their efforts are to each and every Cal Fed customer, and that motivates them."



BELOW: Pris Imlay (left), retail operations support director, and Peter Thomsen, pictured near Cal Fed's operations offices in West Sacramento, California, make sure that employees working "behind the scenes" know how valuable their efforts are to customers.

INNOVATING

Peter K. Thomsen

Executive Vice President of Retail Banking





BUILDING

Michael R. Walker

Executive Vice President of Commercial Real Estate



ABOVE: Ron Peters (left), commercial real estate loan officer, and Mike Walker visit the 206-unit Grove Apartments in Citrus Heights, California. Cal Fed provided the permanent loan on the property, which was built in 2000.

"In real estate income property lending, five-star service means responsiveness, reliability, and flexibility – in addition to offering competitive loan programs. We look hard at the front-end of the loan process to assure our understanding of both the property and the specifics of the loan request. If the loan doesn't meet our guidelines, we let the customer know right away, so we don't waste their time. As someone once told me, there's nothing worse than a 'slow no.' And I'm proud that we're perceived in the industry as reliable – if we say that we'll do something, it'll get done."

Cal Fed's commercial real estate department is one of the top income property lenders in the West and Southwest, with nearly $1.7 billion in loans provided in 2001. While the bulk of its lending is in the multifamily sector – both conventional and affordable – Cal Fed also makes loans on commercial, retail, office, and industrial properties. As a direct lender, Cal Fed can be more flexible and offer more personal service to meet the individual needs of each borrower. And since the loans remain in Cal Fed's portfolio, rather than being sold, the commercial real estate group can build lasting business relationships with its customers, and customers know who they can turn to when they have questions.

"If we are doing our jobs right, our customers develop a comfort level with us. We maintain consistent communication, looking at how their investments have done and following up on any changes in their lives. It really does engender trust. Our clients begin to think of us as people who can help meet all of their financial needs.

"A good example of that happened a few weeks ago. We had a gentleman with no prior Cal Fed relationship come into a branch looking for information on refinancing his mortgage. His meeting with our mortgage loan officer went well, and in conversation, he mentioned he would soon be retiring and had a 401(k) account he planned to roll over. Knowing we could help him with that, our loan officer referred him to both a Cal Fed Investments consultant and a licensed personal banker from the branch. After several conversations over a number of days, the customer decided not only to invest with Cal Fed Investments, but also to take advantage of a lower rate by refinancing his mortgage with Cal Fed Lending and to open a checking account. He has since come back to us for additional investment services. He had been comparison shopping with brokers from other companies, but he chose Cal Fed based on the relationship he developed with our whole Cal Fed team at the branch."

Cal Fed Investments offers investment and insurance products through approximately 1,000 licensed representatives working in Cal Fed's branches in California and Nevada. Based in Sacramento, California, Cal Fed Investments is a subsidiary of Cal Fed Bank.



BELOW: Cal Fed Investments financial consultants solidify customer relationships with consistent communication. Pictured are Jan Bernasconi (left), financial consultant, and Deborah Bernot in Cal Fed's West Sacramento, California, branch.

Deborah C. Bernot

Executive Vice President and President of Cal Fed Investments

INVESTING


CUSTOMER RELATIONSHIP CENTER
MANAGING DEBT?
PAYING TAXES?



Elvis J. Schmiedekamp

Senior Vice President of Customer Service and Consumer Lending

SUSTAINING

ABOVE: Elvis Schmiedekamp, seen here in the West Sacramento call center, hires employees with a natural desire to help people.



"Good service starts with good people. You see that statement on our billboards, but it's not just an ad slogan. It's a statement I made, and it's really an integral part of our philosophy. *To give good service, you've got to want to do it.* It's not something you can turn on and off. Our people give good service *not because we tell them to, but because they feel it's the right thing to do.*

"We hire people who love to help people, who aren't self-centered, who think about other folks and practice teamwork. You can't fake that. We have a new process for selecting employees that revolves around 'essentials and attributes.' Technical skills and knowledge are secondary. We can train people on systems and the like, but you can't instill a desire to help people.

"Of every 100 applicants we see, there are only about 10 who we feel really come with the right attitude. It's not something that everybody has. Sometimes the service you receive in other places makes you think, 'Why are you here?' The key is selecting people who want to be here, who get excited, even when they handle a tough interaction.

"My role is to recognize them, reinforce the importance of their role and motivate them around that. *We train them in our policies and guidelines, we empower them to do what they want to do* – which is to truly satisfy customers – then we turn them loose."

"At Auto One, our whole sales strategy is building relationships and offering long-term commitments to our customers. We believe this differentiates our company in a business that has historically been driven largely on price competition. We promise our dealers that we will work harder than anyone else to be accepted into a dealership's family of trust, and trust is what will provide for the growing success of both Auto One and each of our dealers."

Based in Dallas, Texas, Auto One Acceptance Corporation is a successful financial services company that thrives on quality and long-term relationships with its customers. Known nationally for well-positioned financial products and services, Auto One collaborates with car dealers nationwide to offer both prime and subprime loans to customers. In 2001, Auto One produced $1.17 billion in auto loans.



BELOW: Chris Ballard (left), finance director for Frank Parra Autoplex in Irving, Texas, meets with Auto One's Doug Goldsmith (center), area manager, and Dan Leonard. Auto One has had a long-time relationship with the multiple-franchise auto dealer.

EXCELLING

Daniel D. Leonard

Executive Vice President, President and COO of Auto One Acceptance Corporation



Financial Highlights (Unaudited)

(dollars in thousands, except per share data and as noted)	2001 December 31	September 30	June 30	March 31
For the Quarter Ended				
Operating Results				
Net interest income	$ 358,268	$ 356,484	$ 336,388	$ 310,350
Noninterest income	96,528	85,949	109,594	58,847
Noninterest expense	(249,833)	(247,288)	(246,866)	(235,356)
Net income	109,164	103,260	104,183	92,786
Per Share Data				
Diluted earnings per share	$ 0.76	$ 0.72	$ 0.72	$ 0.65
Diluted operating earnings per share[a]	0.76	0.72	0.73	0.65
Selected Financial Ratios				
Efficiency ratio for California Federal Bank[b]	47.27%	47.66%	46.27%	52.93%
Net interest margin for California Federal Bank	2.92	2.77	2.60	2.39
Profitability Ratios: (annualized)				
Return on average assets (ROA)	0.76	0.68	0.68	0.61
Return on average common equity (ROCE)	17.98	17.55	18.50	17.24
At Period End				
Bank Risk-Based Capital Ratios				
Core capital ratio	6.62%	6.13%	5.88%	6.29%
Total risk-based capital ratio	12.98	12.26	12.16	13.12
Stock Data				
Book value per diluted share	$ 17.87	$ 16.99	$ 16.64	$ 15.87
Tangible book value per diluted share	13.41	12.48	12.07	11.14
Common shares outstanding	135,756,046	135,750,045	135,056,790	134,965,689
Diluted shares outstanding	143,799,140	143,139,709	144,692,085	143,218,384
Operating Statistics				
For the Quarter Ended				
Consumer loan fundings	$ 210,954	$ 209,672	$ 220,802	$ 182,744
Commercial loan fundings	278,349	241,541	297,011	226,243
Commercial real estate loan originations	350,188	415,861	555,456	331,380
Auto loan purchases	210,426	314,019	304,610	320,958
Investment product sales	313,344	303,301	295,605	288,324
At Period End				
Demand deposits	$ 6,652,771	$ 5,648,763	$ 5,763,651	$ 5,686,285
Transaction deposits	14,322,760	12,999,662	12,862,429	12,031,948
Mortgage Banking Statistics				
For the Quarter Ended				
Residential loan originations	$ 7,198,437	$ 7,001,675	$ 7,222,122	$ 4,091,708
ARM originations	1,288,426	1,622,486	2,253,890	1,600,331
Prepayment rate (serviced for others portfolio)	37.7%	23.8%	27.2%	17.2%
Cost to service — per loan (in dollars)	$ 48	$ 47	$ 46	$ 48
Loans per FTE	1,763	1,841	1,839	1,818
At Period End				
Loan servicing portfolio	$ 112,262,916	$ 114,661,570	$ 112,296,458	$ 112,051,432
Loans serviced for others	85,218,280	86,340,785	83,295,115	83,433,592
Number of loans serviced (for others)	838,234	859,736	853,032	870,537
Bank Credit Quality				
At Period End				
Non-performing assets	$ 124,124	$ 130,756	$ 127,189	$ 140,461
Allowance for loan losses	497,298	510,885	515,979	521,687
Non-performing assets/Bank assets	0.22%	0.22%	0.21%	0.23%
Non-performing loans/loans	0.26	0.26	0.25	0.29

a Operating earnings is adjusted to exclude the cumulative effect of change in accounting principle, net of tax of $1.6 million in the second quarter.

b Adjusted to exclude goodwill amortization expense.

The Stockholders and Board of Directors
Golden State Bancorp Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Golden State Bancorp Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein). In our report dated January 15, 2002, we expressed an unqualified opinion on those consolidated financial statements, which included an explanatory paragraph indicating that Golden State Bancorp adopted in 2001 Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities.*"

In our opinion, the information set forth in the accompanying consolidated balance sheets and statements of income as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

San Francisco, California
January 15, 2002

Consolidated Balance Sheets

(dollars in thousands, except per share data)	December 31 2001	2000
Assets		
Cash and due from banks	$ 709,169	$ 697,513
Interest-bearing deposits in other banks	103	123
Short-term investment securities	95,929	85,510
Cash and cash equivalents	805,201	783,146
Securities available for sale, at fair value	116,112	641,205
Securities held to maturity (fair value of $30,602 and $590,571 at December 31, 2001 and 2000, respectively)	30,602	587,503
Mortgage-backed securities available for sale, at fair value	7,057,903	9,866,823
Mortgage-backed securities held to maturity (fair value $1,411,157 and $2,959,677 at December 31, 2001 and 2000, respectively)	1,385,113	2,886,612
Loans held for sale, net	2,608,365	845,763
Loans receivable, net	39,335,623	39,592,814
Investment in FHLB System	1,446,607	1,361,066
Premises and equipment, net	306,890	327,329
Foreclosed real estate, net	18,564	19,080
Accrued interest receivable	288,308	364,414
Intangible assets (net of accumulated amortization of $306,011 and $246,150 at December 31, 2001 and 2000, respectively)	640,843	691,288
Mortgage servicing rights, net of valuation allowance	1,623,947	1,559,323
Derivative assets	349,026	—
Other assets	477,565	990,512
Total assets	$ 56,490,669	$ 60,516,878
Liabilities, Minority Interest and Stockholders' Equity		
Deposits	$ 25,134,078	$ 23,429,754
Securities sold under agreements to repurchase	2,363,945	4,511,309
Borrowings	24,444,541	28,800,557
Derivative liabilities	250,711	—
Other liabilities	1,227,959	1,124,524
Total liabilities	53,421,234	57,866,144
Commitments and contingencies	—	—
Minority interest	500,000	500,000
Stockholders' Equity		
Common stock, $1.00 par value, (250,000,000 shares authorized; 152,164,166 and 150,703,716 shares issued at December 31, 2001 and 2000, respectively)	152,164	150,704
Issuable Shares	189,532	172,308
Additional paid-in capital	1,551,520	1,534,736
Accumulated other comprehensive loss, net	(61,806)	(89,874)
Retained earnings (substantially restricted)	1,054,511	698,597
Treasury stock at cost (16,408,120 and 16,383,058 shares at December 31, 2001 and 2000, respectively)	(316,486)	(315,737)
Total stockholders' equity	2,569,435	2,150,734
Total liabilities, minority interest and stockholders' equity	$ 56,490,669	$ 60,516,878

Consolidated Statements of Income

(in thousands, except per share data)	Years Ended December 31 2001	2000	1999
Interest Income			
Loans receivable	$ 2,980,884	$ 2,852,971	$ 2,332,500
Mortgage-backed securities available for sale	603,142	800,444	872,823
Mortgage-backed securities held to maturity	124,117	206,469	177,644
Loans held for sale	137,430	62,591	109,486
Securities available for sale	18,718	55,917	76,669
Securities held to maturity	23,899	29,499	11,459
Interest-bearing deposits in other banks	973	5,034	12,049
Dividends on FHLB stock	79,485	92,872	59,639
Total interest income	3,968,648	4,105,797	3,652,269
Interest Expense			
Deposits	831,538	928,407	888,286
Securities sold under agreements to repurchase	196,425	352,100	265,467
Borrowings	1,577,630	1,678,491	1,312,629
Other	1,565	—	—
Total interest expense	2,607,158	2,958,998	2,466,382
Net interest income	1,361,490	1,146,799	1,185,887
Provision for loan losses	—	—	10,000
Net interest income after provision for loan losses	1,361,490	1,146,799	1,175,887
Noninterest Income			
Loan servicing fees, net	(14,393)	176,159	127,834
Customer banking fees and service charges	221,796	196,969	187,022
Gain on sale, settlement and transfer of loans, net	78,440	49,730	32,885
Gain (loss) on sale of assets, net	17,525	(13,426)	24,042
Other income	47,550	31,333	28,211
Total noninterest income	350,918	440,765	399,994
Noninterest Expense			
Compensation and employee benefits	455,199	427,362	391,597
Occupancy and equipment	173,269	160,820	148,411
Professional fees	37,475	41,381	52,667
Loan expense	16,828	17,018	17,200
Foreclosed real estate operations, net	(905)	(4,690)	(6,411)
Amortization of intangible assets	59,861	62,717	69,724
Other expense	237,616	208,631	233,421
Total noninterest expense	979,343	913,239	906,609
Income before income taxes, minority interest, extraordinary items and cumulative effect of change in accounting principle	733,065	674,325	669,272
Income tax expense	291,995	136,781	186,483
Minority interest: provision in lieu of income tax expense	3,137	161,688	122,684
Minority interest: other	26,988	28,376	39,390
Income before extraordinary items and cumulative effect of change in accounting principle	410,945	347,480	320,715
Extraordinary items — gains on early extinguishment of debt, net of applicable taxes of $2,083 and $1,801 in 2000 and 1999, respectively	—	3,014	2,472
Cumulative effect of change in accounting principle, net of applicable taxes of $1,072 in 2001	(1,552)	—	—
Net income	$ 409,393	$ 350,494	$ 323,187
Earnings Per Share			
Basic			
Income before extraordinary items and cumulative effect of change in accounting principle	$ 2.88	$ 2.50	$ 2.45
Extraordinary items	—	0.02	0.02
Cumulative effect of change in accounting principle	(0.01)	—	—
Net income	$ 2.87	$ 2.52	$ 2.47
Diluted			
Income before extraordinary items and cumulative effect of change in accounting principle	$ 2.86	$ 2.44	$ 2.29
Extraordinary items	—	0.02	0.02
Cumulative effect of change in accounting principle	(0.01)	—	—
Net income	$ 2.85	$ 2.46	$ 2.31
Dividends declared per common share	$ 0.40	$ 0.20	$ —

Quarterly Consolidated Statements of Income

(in thousands, except per share data)	2001 Quarter Ended (Unaudited) December 31	September 30	June 30	March 31	Total (Audited)
Interest Income					
Loans receivable	$ 694,459	$ 745,411	$ 763,224	$ 777,790	$ 2,980,884
Mortgage-backed securities available for sale	116,283	141,882	163,994	180,983	603,142
Mortgage-backed securities held to maturity	24,716	28,418	33,572	37,411	124,117
Loans held for sale	38,189	46,565	32,549	20,127	137,430
Securities available for sale	1,816	2,327	3,795	10,780	18,718
Securities held to maturity	1,841	5,606	7,951	8,501	23,899
Interest-bearing deposits in other banks	165	269	120	419	973
Dividends on FHLB stock	16,034	18,079	22,326	23,046	79,485
Total interest income	893,503	988,557	1,027,531	1,059,057	3,968,648
Interest Expense					
Deposits	165,195	201,854	223,652	240,837	831,538
Securities sold under agreements to repurchase	29,567	45,466	53,447	67,945	196,425
Borrowings	338,908	384,753	414,044	439,925	1,577,630
Other	1,565	—	—	—	1,565
Total interest expense	535,235	632,073	691,143	748,707	2,607,158
Net interest income	358,268	356,484	336,388	310,350	1,361,490
Provision for loan losses	—	—	—	—	—
Net interest income after provision for loan losses	358,268	356,484	336,388	310,350	1,361,490
Noninterest Income					
Loan servicing fees, net	21,259	(28,746)	19,746	(26,652)	(14,393)
Customer banking fees and service charges	60,805	55,171	54,559	51,261	221,796
Gain on sale, settlement and transfer of loans, net	9,390	47,165	16,961	4,924	78,440
(Loss) gain on sale of assets, net	(35)	5,437	11,684	439	17,525
Other income	5,109	6,922	6,644	28,875	47,550
Total noninterest income	96,528	85,949	109,594	58,847	350,918
Noninterest Expense					
Compensation and employee benefits	107,475	115,480	113,953	118,291	455,199
Occupancy and equipment	45,340	44,546	43,212	40,171	173,269
Professional fees	11,939	10,610	9,951	4,975	37,475
Loan expense	4,145	4,114	4,367	4,202	16,828
Foreclosed real estate operations, net	334	(386)	(455)	(398)	(905)
Amortization of intangible assets	15,040	14,941	14,940	14,940	59,861
Other expense	65,560	57,983	60,898	53,175	237,616
Total noninterest expense	249,833	247,288	246,866	235,356	979,343
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	204,963	195,145	199,116	133,841	733,065
Income tax expense	89,162	85,138	83,387	34,308	291,995
Minority interest: provision in lieu of income tax expense	(110)	—	3,247	—	3,137
Minority interest: other	6,747	6,747	6,747	6,747	26,988
Income before cumulative effect of change in accounting principle	109,164	103,260	105,735	92,786	410,945
Cumulative effect of change in accounting principle, net of applicable taxes of $1,072 in the second quarter	—	—	(1,552)	—	(1,552)
Net income	$ 109,164	$ 103,260	$ 104,183	$ 92,786	$ 409,393
Earnings Per Share					
Basic					
Income before cumulative effect of change in accounting principle	$ 0.76	$ 0.73	$ 0.74	$ 0.65	$ 2.88
Cumulative effect of change in accounting principle	—	—	(0.01)	—	(0.01)
Net income	$ 0.76	$ 0.73	$ 0.73	$ 0.65	$ 2.87
Diluted					
Income before cumulative effect of change in accounting principle	$ 0.76	$ 0.72	$ 0.73	$ 0.65	$ 2.86
Cumulative effect of change in accounting principle	—	—	(0.01)	—	(0.01)
Net income	$ 0.76	$ 0.72	$ 0.72	$ 0.65	$ 2.85
Dividends declared per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.40

Board of Directors and Officers

Board of Directors
Golden State Bancorp

Gerald J. Ford
Chairman
Paul M. Bass, Jr.
George W. Bramblett, Jr.
Brian P. Dempsey
Howard Gittis
John F. King
John F. Kooken
Gabrielle K. McDonald
John A. Moran
Ronald O. Perelman
B.M. Rankin, Jr.
Thomas S. Sayles
Robert Setrakian
Cora M. Tellez
Carl B. Webb

Board of Directors
California Federal Bank

Gerald J. Ford
Chairman
Paul M. Bass, Jr.
George W. Bramblett, Jr.
Brian P. Dempsey
Edward G. Harshfield
John F. King
John F. Kooken
Gabrielle K. McDonald
John A. Moran
B. M. Rankin, Jr.
Thomas S. Sayles
Robert Setrakian
Todd J. Slotkin
Cora M. Tellez
Carl B. Webb

Officers
California Federal Bank

Gerald J. Ford
Chairman and Chief Executive Officer
Carl B. Webb
President and
Chief Operating Officer
Christie S. Flanagan
Group Executive Vice President and
General Counsel
Scott A. Kisting
Group Executive Vice President and
President of Retail and
Commercial Banking
Walter C. Klein, Jr.
Group Executive Vice President and
President of First Nationwide
Mortgage Corporation
James R. Staff
Group Executive Vice President and
Chief Financial Advisor
Richard H. Terzian
Group Executive Vice President and
Chief Financial Officer
Dennis L. Verhaegen
Group Executive Vice President

Executive Vice Presidents

Deborah C. Bernot
Frederick Cannon
Kenneth C. Coopman
Susan S. Cotton
Richard A. Fink
Kendall M. Fugate
Richard P. Hodge
Thomas G. Lawyer
Daniel D. Leonard
Richard A. Leweke
Kenneth A. Shannon
Peter K. Thomsen
Steven J. Trafton
Robert R. Trujillo
Renee Nichols Tucei
Michael R. Walker
Lawrence P. Washington

Senior Vice Presidents

Gaylin Anderson
Thomas V. Anderson
Scott S. Aney
John Baptista
Christian Barrere
Robert M. Bodell
Richard L. Burrows
Donald N. Cameron
Kevin L. Campbell
Susan E. Chapman
Richard J. Eampietro
James R. Eller, Jr.
Heather Kennedy Endresen
Brian Fitzmaurice
Scott A. Givans
James E. Haney
Gary D. Hansen
Priscilla Imlay
Lelah J. Jenkins
Lisa M. Joyner
Francis Kahawai
Eric K. Kawamura
Charles W. Kay
Michael G. Laird
Paul E. Lindow
Mark Metzinger
Leonard A. Morgan
Peter A. Mozer
Usha Nakhasi
Thomas W. Nanomantube
Timothy O'Connor
Robert Phillipps
Rocco P. Pirrotta
William Primozic
Elvis J. Schmiedekamp
Stephen E. Simcock
Patricia M. Suhay-Aungle
Gary Tackoor
Susan Thrasher
James R. Wegge, Jr.
Thomas J. Westerheide
Keith Western
Bonnie L. Wolf
Larry D. Zieman

Shareholder Information

Corporate Headquarters

Golden State Bancorp
California Federal Bank
135 Main Street
San Francisco, California 94105
Phone: 415-904-1100
www.goldenstate.com
www.calfed.com

Investor Relations

Fred Cannon
Corporate Headquarters
Phone: 415-904-1451
Fax: 415-904-1499
E-mail: fcannon@calfed.com

Shareholder Relations

Suzanne Ryan
Corporate Headquarters
Phone: 415-904-0188
Fax: 415-904-1157
E-mail: sryan@calfed.com

Media Relations

Janis Tarter
Corporate Headquarters
Phone: 415-904-1199
Fax: 415-904-1157
E-mail: jtarter@calfed.com

Customer Service

800-THE BANK

Product Information

800-CALFED 4

10K, 10Q and Other Financial Reports

Phone: 415-904-0188

Financial information is also available on the Golden State Bancorp Web site at: www.goldenstate.com

Annual Meeting

The Annual Meeting of Shareholders will be held Monday, May 20, 2002, at:
The Fairmont Hotel
950 Mason Street
San Francisco, California 94108
Phone: 415-772-5000
www.fairmont.com

Transfer Agent and Registrar

Mellon Investor Services
Overpeck Centre
Ridgefield Park, New Jersey 07660
Phone: 800-356-2017
www.mellon-investor.com

Exchange Listings

Golden State Bancorp

Common stock (GSB)—New York Stock Exchange and Pacific Stock Exchange
Litigation Tracking Warrants (GSBNZ)—Nasdaq

California Federal Bank

Contingent Litigation Recovery Participation Interests (CALGZ)—Nasdaq
Secondary Contingent Litigation Recovery Participation Interests (CALGZ)—Nasdaq

Forward Looking Statements

This report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that pertain to our future operating results. Words such as "anticipate," "believe," "expect," "intend," and other similar expressions are intended to identify these statements. Forward looking statements are not historical facts and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Our actual results could differ materially from those in the forward-looking statements due to such factors as (i) portfolio concentrations; (ii) interest rate changes, including changes in short-term interest rates, the shape of the yield curve and the Treasury-Eurodollar spread; (iii) changes in asset prepayment speeds; (iv) changes in our competitive and regulatory environments; and (v) changes in the availability of net operating loss carryovers and deferred tax liabilities. In January 2002, we filed an S-3 Registration Statement with the SEC that discusses these factors in greater detail. We assume no obligation to update any of our forward looking statements.

Concept and Design: CMg Design Inc., Pasadena CA. www.cmgdesign.com Photography: Everard Williams Photography

CAL FED

Golden State Bancorp
135 Main Street
San Francisco, California 94105
http://www.goldenstate.com
http://www.calfed.com
phone: 415-904-1100